CONSENT OF EXPERT

I, N. Eric Fier, do hereby consent to:

(1) the inclusion of the scientific and technical information relating to the mineral properties of SilverCrest Metals Inc. (the "Company") disclosed in the Company's Annual Information Form for the year ended December 31, 2022 (the "AIF"), the Company's Management's Discussion and Analysis dated December 31, 2022 (the "MD&A") being filed as exhibits to the Company's Form 40-F Annual Report for the period ended December 31, 2022, and any amendments thereto (the "40-F"), being filed with the United States Exchange Commission; and

(2) the use of my name in connection with reference to my involvement in the review of the scientific and technical information relating to the Company's mineral properties in the AIF and MD&A and to reference to my name in the AIF, the MD&A and the 40-F.

	By:	/s/ N. Eric Fier
N. Eric Fier, CPG, P.Eng
March 13, 2023